Exhibit 99.1

FOR IMMEDIATE RELEASE

McDermott Reports First Quarter 2018 Financial and Operational Results

Strong Start to 2018 Driven by One McDermott Way

Revenue Opportunity Pipeline Grows to $25.0 Billion, with Bids and Change Orders Outstanding

Increasing 70% to $7.5 Billion

First Quarter Awards Include Contracts from BP and Saudi Aramco

Financing for Proposed Combination with CB&I Achieves Key Milestone; Remains on Track to Close in

May 2018

Company to Host Conference Call and Webcast Today at 7:30 a.m., Central Time

HOUSTON – April 24, 2018 – McDermott International, Inc. (NYSE: MDR) (“McDermott,” “we” or “us”) today announced financial and operational results for the first quarter ended March 31, 2018.

	Three Months Ended[1]		Delta
	Mar 31, 2018	Mar 31, 2017	Yr-over-Yr
	(In millions, except per share amounts)
Revenues	$607.8	$519.4	$88.4
Operating Income	68.4	56.0	12.4
Operating Margin	11.3%	10.8%	0.5%
Net Income	35.2	21.9	13.3
Diluted EPS	0.12	0.08	0.04
Adjusted Operating Income[2]	82.4	56.0	26.4
Adjusted Operating Margin[2]	13.6%	10.8%	2.8%
Adjusted Net Income[2,3]	49.2	21.9	27.3
Adjusted Diluted EPS[2,3]	0.17	0.08	0.09
Adjusted EBITDA[2]	104.3	71.8	32.5

Cash Provided by Operating Activities	37.1	48.5	(11.4)

[1]	2018 financial results reflect the adoption of ASC 606, Contracts with Customers, effective January 1, 2018. 2017 financial results have not been adjusted for such impacts.
[2]

Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income, Adjusted Diluted Net Income Per Share (“Adjusted EPS”) and Adjusted EBITDA reflect an adjustment to Operating Income computed in accordance with U.S. generally accepted accounting principles (“GAAP”) to add back approximately $14.0 million of transaction and integration planning costs associated with the proposed combination with Chicago Bridge & Iron Company N.V. (“CB&I”), as well as restructuring charges associated with our Fit 2 Grow (“F2G”) initiative, incurred during the quarter ended March 31, 2018.

The reconciliations of Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income, Adjusted EPS and Adjusted EBITDA to the respective most comparable GAAP measures are provided in the appendix entitled “Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures.”

[3]

The calculations of Adjusted Net Income and Adjusted EPS reflect the tax effects of Non-GAAP adjustments during the period. In jurisdictions in which we currently do not pay taxes, no tax impact is applied to Non-GAAP adjusting items.

“I am extremely pleased with the performance our team delivered this quarter and the strong traction we are getting in the market,” said David Dickson, President and Chief Executive Officer of McDermott. “We achieved a significant milestone with over 84 million man-hours Lost-Time Incident (“LTI”) free as of March 31, 2018, demonstrating our continual commitment to safety. Our overall revenue opportunity pipeline remains strong at $25 billion, with our disciplined bidding activity during the quarter resulting in a substantial increase to bids and change orders outstanding. Further, our legacy loss making projects are now substantially complete. As market conditions improve for our customers, opportunities for the combined organization continue to increase as our customers remain enthusiastic about the vertically integrated solution a combined McDermott and CB&I will offer. We recently completed a key milestone for the financing of the combination with the closing of the notes offering and our integration teams have identified potential incremental savings of $100 million in addition to the expected $250 million in annualized cost synergies previously announced. We are excited to complete our transformational combination with CB&I so that we can begin integrating our two companies and deliver on the significant value-creating benefits of the transaction.”

First Quarter 2018 Operating Results

First quarter 2018 earnings attributable to McDermott stockholders, computed in accordance with GAAP, were $35.2 million, or $0.12 per fully diluted share, compared to $21.9 million, or $0.08 per fully diluted share, for the prior-year first quarter. We generated first quarter 2018 adjusted net income of $49.2 million, or $0.17 per adjusted fully diluted share, excluding transaction, integration planning and restructuring costs of $14.0 million. For the prior-year first quarter, there were no adjustments from GAAP.

We reported first quarter 2018 revenues of $607.8 million, an increase of $88.4 million, compared to revenues of $519.4 million for the prior-year first quarter. The key projects driving revenues for the first quarter of 2018 were the Saudi Aramco LTA II Lump Sum, Saudi Aramco Safaniya Phase 5, Inpex Ichthys and Pemex Abkatun-A2 projects. The increase from the prior-year first quarter was primarily due to the settlement of a significant change order in Asia and an increase in activity in the Middle East.

Our operating income and operating margin for the first quarter of 2018 were $68.4 million and 11.3%, compared to $56.0 million and 10.8% for the first quarter of 2017. Our adjusted operating income and adjusted operating margin for the first quarter of 2018 were $82.4 million and 13.6%, excluding the transaction, integration planning and restructuring costs mentioned above. For the prior-year first quarter, there were no adjustments from GAAP. Operating income for the first quarter of 2018 was primarily driven by the settlement of a significant change order in Asia. A significant amount of the cost and a portion of the revenues associated with the change order were recognized in prior quarters.

Cash provided by operating activities in the first quarter of 2018 was $37.1 million, a decrease compared to the $48.5 million of cash provided in the first quarter of 2017. The decrease was primarily driven by working capital build on projects with national oil companies, partially offset by the impact of our strong operating results.

Operational Review

Revenue Pipeline 5 Quarter Look-Back	As of
	Mar 31, 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018
	(In billions)
Backlog	$3.9	$3.3	$2.4	$3.9	$3.4
Bids & Change Orders Outstanding[1]	3.1	1.4	5.4	4.4	7.5
Targets[2]	12.6	15.4	12.6	16.2	14.1

Total	19.6	20.1	20.4	24.5	25.0

Revenue Pipeline by Area	As of Mar 31, 2018
	AEA	MEA	ASA	Total
	(In billions)
Backlog	$1.0	$2.0	$0.4	$3.4
Bids & Change Orders Outstanding[1]	2.7	2.0	2.8	7.5
Targets[2]	4.0	8.6	1.5	14.1

Total	7.7	12.6	4.7	25.0

[1]

There is no assurance that bids outstanding will be awarded to McDermott or that outstanding change orders ultimately will be approved and paid by the applicable customers in the full amounts requested or at all.

[2]

Target projects are those that McDermott has identified as anticipated to be awarded by customers or prospective customers in the next five quarters through competitive bidding processes and capable of being performed by McDermott. There is no assurance that target projects will be awarded to McDermott.

As of March 31, 2018, McDermott’s backlog was $3.4 billion, compared to $3.9 billion at December 31, 2017. Order intake in the first quarter of 2018 totaled $321.2 million, resulting in a book-to-bill ratio of 0.5x.

At March 31, 2018, there were bids and change orders outstanding and identified target projects of approximately $7.5 billion and $14.1 billion, respectively, in the revenue opportunity pipeline that we expect will be awarded in the market through June 30, 2019. In total, the revenue opportunity pipeline, including our backlog, was $25.0 billion as of March 31, 2018, an increase of approximately $0.5 billion from $24.5 billion as of December 31, 2017 and $5.4 billion from $19.6 billion as of March 31, 2017. Our bids and change orders outstanding increased substantially by $3.1 billion, or 70%, from December 31, 2017, to $7.5 billion as of March 31, 2018, with growth primarily in Asia and the Middle East. We believe our increased bidding activity signals increased opportunities in the market.

Operating Results by Area

	Three Months Ended Mar 31, 2018
	Segment Operating Results			Corporate and Other[1]	Total
	AEA	MEA	ASA
	(In millions)
New Orders	$58.7	$186.4	$76.1	$—	$321.2
Revenue	113.3	345.1	149.4	—	607.8
Book-to-Bill	0.5x	0.5x	0.5x	—	0.5x
Operating Income	0.1	69.2	75.3	(76.2)	68.4
Operating Margin	0.1%	20.1%	50.4%	—	11.3%
Adjusted Operating Income[2]	0.1	69.2	75.3	(62.2)	82.4
Adjusted Operating Margin[2]	0.1%	20.1%	50.4%	—	13.6%
Capex	2.5	3.3	3.1	9.5	18.4

[1]

Corporate and Other includes corporate expenses, certain centrally managed initiatives (such as restructuring charges), impairments, year-end mark-to-market (“MTM”) pension actuarial gains and losses, costs not attributable to a particular reportable segment and unallocated direct operating expenses associated with the underutilization of vessels, fabrication facilities and engineering resources.

[2]

The calculation of adjusted operating income and margin are shown in the appendix entitled “Reconciliation of Non-GAAP to GAAP Financial Measures.” All non-GAAP adjustments are attributable to the Corporate and Other reporting unit.

In the Americas, Europe and Africa (“AEA”) Area, the Pemex Abkatun-A2 project started the first of two offshore campaigns, successfully installing the eight leg jacket, before moving onto the tripods and bridges installation, which is ongoing. All mechanical equipment for the main topside has now arrived on site. Piping spool fabrication and installation, as well as electrical and instrumentation cable pulling were significantly ramped up during the period, with all these activities on schedule to be completed during the second quarter. Jacking-up of the main topside to allow loadout onto the McDermott I-650 float over barge has commenced and is expected to be finished in May 2018. The final installation campaign will be during the summer, allowing offshore hookup and commissioning to take place. On the BP Angelin project, the final mechanical completion of the deck along with onshore commissioning is on schedule to be completed early in Q2 2018 at the Altamira yard. Planned loadout remains in Q2 2018 and the offshore installation campaign is expected to commence shortly thereafter in Trinidad. The QGEP Atlanta Project offshore work was successfully completed in March, and the NO 102 has already departed from Brazil. The Maersk Tyra Project continues on schedule, with early ramp up in line with expectations, including the construction readiness plan at the Batam yard. Both the Maersk and McDermott teams were fully mobilized into the Kuala Lumpur office during the period. The recently awarded front-end engineering and design contract for the BP Tortue/Ahmeyim Field Development is expected to commence the initial engineering phase in early Q2 2018. The agreement includes a mechanism to transition the contract to a lump-sum EPCI contract at a later date. The pre-engineering and long lead procurement for the BP Cassia C project was awarded and commenced in the first quarter of 2018, with implementation of our innovative Digital Twin technology platform expected to occur later in the project.

In the Middle East (“MEA”) Area, McDermott experienced high levels of both fabrication activity and utilization of marine assets, as the majority of the Saudi Aramco Long Term Agreement II (“LTA II”) platforms left the Jebel Ali yard to be installed. Offshore work in the Safaniya field relating to the LTA II project is now substantially complete. The preparation for the Header 9 offshore campaign is progressing well, and the work is scheduled to start early in Q2 2018. Engineering and procurement activities on the Safaniya Phase 5 project are nearing completion, with the first two platforms 100% complete. Those platforms will be loaded out onto the cargo barge in Q2 2018. The fabrication of the remaining structures is ongoing, and they will be ready for loadout in line with the agreed project schedule. All of the structures on the four Jackets and three Observation Platforms project have been installed and the completion activities will be concluded in Q2 2018. Our KJO Hout project is operationally complete, with ongoing close-out activities such as punch list items and final documentation. The Safaniya Phase 6 project is proceeding as per the project schedule, and the first steel plate was cut on March 12, 2018, with Saudi Aramco Senior Management in attendance. The Bul Hanine EPCI project for Qatar Petroleum is now fully under way in our KL office, with fabrication work in our Batam facility scheduled to commence in late Q2 2018. The recently awarded Saudi Aramco project for 13 Jackets is proceeding at a fast pace, with the first structural steel arriving in our Jebel Ali fabrication yard in Q2 2018. Pipelay has commenced on the TOTAL PRP project in Qatar, with final handover scheduled in Q2 2018. During the quarter, the MEA Area continued building on its exceptional QHSES performance, achieving more than 82 million man hours Lost Time Incident (“LTI”) free.

In the Asia (“ASA”) Area, the ONGC Vashishta project achieved first gas in late March. McDermott scope was completed with the installation of the subsea jumper spools fabricated by our consortium partner Larson and Toubro and completion of offshore commissioning support. The LV 108 successfully completed the Ichthys Separable Portion 3 scope, which included fabrication and installation subsea jumpers. The Ichthys project was essentially complete but for the remaining minor scope of fabrication and installation of 4-6 subsea Jumpers, Steel Tube and Electrical Flying Leads, which is currently scheduled for execution in Q1 2019. The

Greater Western Flank 2 project completed double joint welding of heavy and light wall pipe at our purpose-built facility within our Batam fabrication yard in early January 2018. The offshore campaign commenced in February with the LV 108 conducting a pre-lay survey and early works in advance of the DLV 2000 arriving infield late March. The DLV 2000 offshore pipelay scope is now underway and progressing to plan. The offshore scope is expected to be complete during late Q2 2018. The Reliance KGD6 Subsea Engineering, Procurement, Installation and Pre-commissioning project set up is complete, and the pre-engineering site survey was completed in February. Field layout, structures design and installation strategy have been progressing in line with the project plan. The first of two offshore campaigns is expected to commence in Q4 2018. The Gorgon Phase 2 Subsea manifolds fabrication project, awarded in December 2017 by Baker Hughes, a GE Company (BHGE), is progressing in line with the project plan. That project is an expansion of the Gorgon Foundation project subsea gas gathering system, supplying the three train LNG plant on Barrow Island off Northwest Australia. This award demonstrated our continued success in fabrication of subsea structures and our ongoing relationships with BHGE, Chevron and the Gorgon project. The Exxon West Barracouta subsea tie-back design scope was completed in March 2018, and the bidding for the EPCI package is now underway. Also during the first quarter of 2018, the ASA Area was given a Limited Notice to Proceed by PTSC Offshore Services Joint Stock Company for the provision of early preparation works for the transport and installation of the Sau Vang Central Processing Platform, the Dai Nguyet Wellhead platform and associated pipelines offshore Vietnam. The contract is expected to be finalized in the second quarter of 2018, with the offshore installation scope planned for mid-2019.

In the first quarter of 2018, Corporate and Other costs were mainly attributable to selling, general and administrative expenses of $19.4 million and unallocated direct operating expenses of $42.0 million. Additionally, we incurred transaction-related costs of $2.7 million and integration planning costs of $8.7 million associated with the proposed combination with CB&I, as well as restructuring costs of $2.6 million associated with our F2G initiative. Unallocated direct operating expenses were primarily driven by lower than standard utilization of our Batam fabrication yard and certain marine vessels.

Full Year 2018 Guidance

Full Year 2018 Guidance
(In millions, except per share amounts or as indicated)
Revenues	$3.1B - 3.3B
Operating Income	$250 - 275
Operating Margin	7.9% - 8.3%
Net Income[1]	$120 - 145
Diluted Income Per Share	$0.42 - 0.52

Debt Measures
Net Interest Expense[2]	~$50
Cash Interest / DIC Amortization Interest	~$43 / ~$7
Ending Cash, Restricted Cash and Cash Equivalents	$580 - 605
Ending Gross Debt[3]	~$515

Other Financial Measures
Income Tax Expense	~$70
EBITDA[4]	$340 - 365
Cash from Operating Activities	$310 - 335
Capex	$100 - 115
Free Cash Flow	$195 - 235
Corporate and Other[5]	$(195) - (210)

~ = approximately

[1]

McDermott’s forecasted net income attributable to McDermott does not include the 2018 year-end pension actuarial gain or loss, because the company has no basis to estimate pension actuarial gain or loss amounts for the forecast period and cannot estimate such amount without unreasonable effort.

[2]	Net Interest Expense is gross interest expense less capitalized interest and interest income.
[3]	Ending Gross Debt excludes debt issuance costs and capital lease obligations.
[4]

The calculations of EBITDA and Free Cash Flow, which are Non-GAAP measures, are shown in the appendix entitled “Reconciliation of Forecast Non-GAAP Financial Measures to Forecast GAAP Financial Measures.”

[5]

Corporate and Other represents the operating income (loss) from corporate and non-operating activities, including corporate expenses, certain centrally managed initiatives (such as restructuring charges), impairments, year-end mark-to-market (“MTM”) pension actuarial gains and losses, costs not attributable to a particular reporting segment, and unallocated direct operating expenses associated with the underutilization of vessels, fabrication facilities and engineering resources.

Our full year 2018 guidance was initially issued on January 24, 2018, and reaffirmed on February 21, 2018 and April 12, 2018. We are reaffirming it again at this time, with an adjustment to our anticipated costs forecast under Corporate and Other, which have been increased due to anticipated under-recoveries on our marine fleet driven by changes in project schedules. Our 2018 guidance does not include any transaction, integration planning or financing related costs associated with the proposed combination with CB&I.

During the fourth quarter of 2017 we initiated F2G, a value improvement program to further reduce our costs and sustain profitability and growth. F2G is expected to generate in excess of $50 million of cash savings before restructuring charges. During the first quarter of 2018, our implemented F2G initiatives resulted in approximately $15 million in savings.

Other Financial Information

Weighted average common shares outstanding on a fully diluted basis were approximately 285.1 million and 282.3 million for the three months ended March 31, 2018 and 2017, respectively. Additional weighted average shares of 38 million related to the Tangible Equity Units (“TEUs”), which are no longer outstanding, as well as other potentially dilutive shares, were included for the quarter ended March 31, 2017.

Conference Call

McDermott has scheduled a conference call and webcast related to its first quarter 2018 results at 7:30 a.m., U.S. Central Time, today. Interested parties may listen over the Internet through a link posted in the Investor Relations section of McDermott’s website. A replay of the webcast will be available for seven days after the call and may be accessed by dialing (855) 859-2056, Passcode 8809228. In addition, a presentation will be available on the Investor Relations section of McDermott’s website that contains supplemental information on McDermott’s financial results, operations and 2018 Guidance.

About the Company

McDermott is a leading provider of integrated engineering, procurement, construction and installation (“EPCI”), front-end engineering and design (“FEED”) and module fabrication services for upstream field developments worldwide. McDermott delivers fixed and floating production facilities, pipelines, installations and subsea systems from concept to commissioning for complex Offshore and Subsea oil and gas projects to help oil companies safely produce and transport hydrocarbons. Our customers include national and major energy companies. Operating in approximately 20 countries across the world, our locally focused and globally integrated resources include approximately 11,600 employees, a diversified fleet of specialty marine construction vessels, fabrication facilities and engineering offices. We are renowned for our extensive knowledge and experience, technological advancements, performance records, superior safety and commitment to deliver. McDermott has served the energy industry since 1923, and shares of its common stock are listed on the New York Stock Exchange.

To learn more, please visit our website at www.mcdermott.com

Non-GAAP Measures

This communication includes several “non-GAAP” financial measures as defined under Regulation G of the U.S. Securities Exchange Act of 1934, as amended. We report our financial results in accordance with GAAP, but believe that certain non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of our ongoing operations and are useful for period-over-period comparisons of those operations.

Non-GAAP measures include adjusted diluted net income per share, adjusted net income, adjusted operating income, adjusted operating income margin and adjusted EBITDA, in each case excluding the impacts of certain identified items. The excluded items represent items that our management does not consider to be representative of our normal operations. We believe that adjusted diluted net income per share, adjusted net income, adjusted operating income, adjusted operating income margin and adjusted EBITDA are useful measures for investors to review, because they provide a consistent measure of the underlying financial results of our ongoing business and, in our management’s view, allow for a supplemental comparison against historical results and expectations for future performance. Furthermore, our management uses each of these measures as measures of the performance of our operations for budgeting and forecasting, as well as employee incentive compensation. However, Non-GAAP measures should not be considered as substitutes for operating income, net income or other data prepared and reported in accordance with GAAP and should be viewed in addition to our reported results prepared in accordance with GAAP.

The forecast non-GAAP measures we have presented in this communication include forecast free cash flow and EBITDA. We believe these forward-looking financial measures are within reasonable measure. We define “free cash flow” as cash flows from operations less capital expenditures. We believe investors consider free cash flow as an important measure, because it generally represents funds available to pursue opportunities that may enhance stockholder value, such as making acquisitions or other investments. Our management uses free cash flow for that reason. We define EBITDA as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. We have included EBITDA disclosures in this communication because EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other companies in our industry. Our management also uses EBITDA to monitor and compare the financial performance of our operations. EBITDA does not give effect to the cash that we must use to service our debt or pay our income taxes, and thus does reflect the funds actually available for capital expenditures, dividends or various other purposes. Our presentations of free cash flow and EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider free cash flow and EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

Reconciliations of these non-GAAP financial measures and forecast non-GAAP financial measures to the most comparable GAAP measures are provided in the tables set forth at the end of this communication.

Forward-Looking Statements

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, McDermott cautions that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, including after the proposed business combination with CB&I. These forward-looking statements include, among other things, statements about full-year 2018 guidance, project milestones, increased opportunities in the market, backlog, bids and change orders outstanding, target projects and revenue opportunity pipeline, to the extent these may be viewed as indicators of future revenues or profitability, the expected impacts of the F2G program and progress toward completing the proposed combination with CB&I and the anticipated benefits of that transaction. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the shareholder approvals necessary to complete the proposed combination on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the U.S. Securities and Exchange Commission (the “SEC”), including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. The Registration Statement was declared effective by the SEC on March 29, 2018. McDermott and CB&I have mailed the definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. In addition, McDermott and McDermott Technology, B.V. have filed a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and CB&I has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The solicitation and offer to purchase shares of CB&I’s common stock is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors are able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the

SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 22, 2018. Additional information regarding the persons who may be deemed participants and their interests is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

CONTACT:

Investors & Financial Media

Ty Lawrence

Vice President, Investor Relations

281.870.5147

TPLawrence@mcdermott.com

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months Ended March 31,
	2018	2017
	(In thousands, except share and per share amounts)
Revenues	$607,818	$519,431

Costs and Expenses:
Cost of operations	475,711	428,590
Research and development expenses	458	480
Selling, general and administrative expenses	48,934	36,533
Other operating (income) expenses, net	14,276	(2,211)

Operating income	68,439	56,039

Other expense:
Interest expense, net	(11,608)	(17,706)
Other non-operating income, net	1,719	560

Income before provision for income taxes	58,550	38,893

Provision for income taxes	20,715	10,771

Income before loss from Investments in Unconsolidated Affiliates	37,835	28,122

Loss from Investments in Unconsolidated Affiliates	(3,713)	(3,927)

Net income	34,122	24,195

Less: Net income (loss) attributable to noncontrolling interest	(1,067)	2,279

Net income attributable to McDermott	$35,189	$21,916

Net income per share attributable to McDermott
Basic	$0.12	$0.09
Diluted	$0.12	$0.08

Shares used in the computation of net income per share:
Basic	284,658,938	241,829,988
Diluted	285,050,524	282,285,595

McDERMOTT INTERNATIONAL, INC.

EARNINGS PER SHARE COMPUTATION

	Three Months Ended Mar 31,
	2018	2017
	(In thousands, except share and per share amounts)
Net income attributable to McDermott International, Inc.	$35,189	$21,916

Weighted average common shares (basic)	284,658,938	241,829,988
Effect of dilutive securities:
Tangible equity units	—	38,000,936
Stock options, restricted stock and restricted stock units	391,586	2,454,671

Adjusted weighted average common shares and assumed exercises of stock options and vesting of stock awards (diluted)	285,050,524	282,285,595

Net income attributable to McDermott International, Inc.
Basic:	$0.12	$0.09
Diluted:	$0.12	$0.08

SUPPLEMENTARY DATA

	Three Months Ended Mar 31,
	2018	2017
	(In thousands)
Depreciation & amortization	$22,776	$21,381
Capital expenditures	18,386	62,849
Backlog	3,386,673	3,898,357

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2018	December 31, 2017
	(In thousands, except share and per share amounts)
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$412,725	$390,263
Restricted cash and cash equivalents	6,074	17,929
Accounts receivable—trade, net	395,073	328,302
Accounts receivable—other	52,818	40,730
Contracts in progress	506,420	621,411
Other current assets	43,519	35,615

Total current assets	1,416,629	1,434,250

Property, plant and equipment	2,659,414	2,651,087
Less accumulated depreciation	(994,237)	(985,273)

Property, plant and equipment, net	1,665,177	1,665,814
Accounts receivable—long-term retainages	40,154	39,253
Investments in Unconsolidated Affiliates	5,318	7,501
Deferred income taxes	17,400	17,616
Other assets	55,970	58,386

Total assets	$3,200,648	$3,222,820

Liabilities and Equity
Current liabilities:
Notes payable and current maturities of long-term debt	$24,264	$24,264
Accounts payable	191,561	279,109
Accrued liabilities	341,637	336,747
Advance billings on contracts	40,207	32,252
Income taxes payable	40,670	34,562

Total current liabilities	638,339	706,934
Long-term debt	512,994	512,713
Self-insurance	16,550	16,097
Pension liabilities	14,535	14,400
Non-current income taxes	63,798	62,881
Other liabilities	115,479	121,018
Total liabilities	1,361,695	1,434,043
Commitments and contingencies
Stockholders’ equity:
Common stock, par value $1.00 per share, authorized 400,000,000 shares; issued 294,407,255 and 292,525,841 shares, respectively	294,407	292,526
Capital in excess of par value	1,657,744	1,663,091
Retained earnings/ (Accumulated deficit)	6,912	(48,221)
Accumulated other comprehensive loss	(50,807)	(50,448)
Treasury stock, at cost: 8,507,542 and 8,499,021 shares, respectively	(96,347)	(96,282)

Stockholders’ Equity—McDermott	1,811,909	1,760,666
Noncontrolling interest	27,044	28,111

Total equity	1,838,953	1,788,777

Total liabilities and equity	$3,200,648	$3,222,820

McDERMOTT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Cash flows from operating activities:
Net income	$34,122	$24,195
Non-cash items included in net income:
Depreciation and amortization	22,776	21,381
Stock-based compensation charges	6,642	4,637
Loss from investments in Unconsolidated Affiliates	3,713	3,927
Other non-cash items	2,642	2,990
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	(67,672)	161,321
Contracts in progress, net of Advance billings on contracts	142,890	(241,700)
Accounts payable	(89,641)	95,276
Accrued and other current liabilities	5,752	1,869
Other assets and liabilities, net	(24,128)	(25,444)

Total cash provided by operating activities	37,096	48,452

Cash flows from investing activities:
Purchases of property, plant and equipment	(18,386)	(62,849)
Proceeds from asset dispositions	52	55,391
Investments in Unconsolidated Affiliates	(1,565)	—

Total cash used in investing activities	(19,899)	(7,458)

Cash flows from financing activities:
Repayment of debt	(103)	(5,167)
Repurchase of common stock	(6,513)	(6,614)
Other	(79)	—

Total cash used in financing activities	(6,695)	(11,781)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	105	213

Net increase in cash, cash equivalents and restricted cash	10,607	29,426

Cash, cash equivalents and restricted cash at beginning of period	408,192	612,333

Cash, cash equivalents and restricted cash at end of period	$418,799	$641,759

McDERMOTT INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

McDermott reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). This press release also includes several Non-GAAP financial measures as defined under the SEC’s Regulation G. The following tables reconcile Non-GAAP financial measures to comparable GAAP financial measures:

	Three Months Ended
	Mar 31, 2018	Mar 31, 2017
	(In thousands, except share and per share amounts)
Net Income Attributable to MDR	$35,189	$21,916

Less: Adjustments
Transaction-related costs[1]	13,966	—

Total Non-GAAP Adjustments	13,966	—
Tax Effect of Non-GAAP Changes[2]	—	—

Total Non-GAAP Adjustments (After Tax)	13,966	—

Non-GAAP Adjusted Net Income Attributable to McDermott	$49,155	$21,916

Operating Income	$68,439	$56,039
Non-GAAP Adjustments[3]	13,966	—

Non-GAAP Adjusted Operating Income	$82,405	$56,039

Non-GAAP Adjusted Operating Margin	13.6%	10.8%
Diluted EPS	$0.12	$0.08
Non-GAAP Adjustments	0.05	—

Non-GAAP Diluted EPS	$0.17	$0.08

Shares used in computation of income per share:
Basic	284,658,938	241,829,988
Diluted	285,050,524	282,285,595
Net Income Attributable to MDR	$35,189	$21,916
Depreciation & Amortization	22,776	21,381
Interest Expense, Net	11,608	17,706
Provision for Income Taxes	20,715	10,771

EBITDA[4]	90,288	71,774
Non-GAAP Adjustments[3]	13,966	—

Adjusted EBITDA[4]	$104,254	$71,774

Cash flows from operating activities	$37,096	$48,452
Capital expenditures	(18,386)	(62,849)

Free cash flow	$18,710	$(14,397)

Revenues	$607,818	$519,431

[1]

We recognized $14.0 million in transaction and integration planning costs associated with the proposed combination with CB&I, as well as restructuring costs associated with our F2G initiative, in the first quarter of 2018.

[2]

Represents tax effects of Non-GAAP adjustments. The Non-GAAP adjusting items are attributable to tax jurisdictions in which we currently do not pay taxes and, therefore, no tax impact is applied to those items.

[3]	Includes the Non-GAAP adjustments described in footnote 1 above.

[4]

We define EBITDA as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. We define Adjusted EBITDA as EBITDA less the adjustments detailed in the immediately preceding pages. We have included EBITDA and Adjusted EBITDA disclosures in this supplemental deck because EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other companies in our industry and because Adjusted EBITDA provides a consistent measure of EBITDA relating to our underlying business. Our management also uses EBITDA and Adjusted EBITDA to monitor and compare the financial performance of our operations. EBITDA and Adjusted EBITDA do not give effect to the cash that we must use to service our debt or pay our income taxes, and thus do not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider EBITDA or Adjusted EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

McDERMOTT INTERNATIONAL, INC.

RECONCILIATION OF FORECAST NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

Full Year 2018 Guidance
(In millions)
Cash Flows from Operating Activities	$310 - 335
Capital Expenditures	100 - 115
Free Cash Flow	$195 - 235

Net Income Attributable to McDermott	$120 - 145
Add:
Depreciation and amortization	~100
Interest expense, net	~50
Provision for taxes	~70

EBITDA	$340 - 365